December 20, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

       We have reviewed your response letter dated December 15, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

Financial Statements for the Fiscal Year Ended September 30, 2005

Note 57(xi) – Accounting for the Impairment of Loans, page 112

1.   We read your response to prior Comment 2, which included your proposed disclosures related to the provision for credit impairments. We noted that you have included references to the effects of oil price changes on your provisions in your proposed disclosures, however these extracts do not provide a full, transparent view of these effects. Please ensure that your other ancillary disclosures, such as those included in Risk Factors and Management's Discussion

and Analysis, present a robust picture of these effects, and provide us with additional discussion in your response as necessary to explain these effects.

General

2. It appears from your response that, while you have determined not to undertake new Iranian trade finance transactions, you may still undertake non-U.S. dollar project finance and export trade finance transactions involving Iran. We also understand from your response that you will continue to have correspondent banking relationships with Iranian government banks, including Bank Saderat. Your response also appears to leave open the possibility that future non-U.S. dollar project finance and export trade finance transactions may involve Bank Saderat. As you know, Bank Saderat has been specifically identified by the U.S. Treasury Department as facilitating Iran's transfer of funds to terrorist organizations. Please expand your qualitative materiality analysis to address the potential impact on your reputation and share value of your continued Iran-related operations, including continued dealings with a bank known to be involved in terrorist financing. In this regard, we refer you to comment 4 in our letter dated November 21, 2006, and the references therein to the investor sentiment evidenced by certain legislative and other initiatives.

3. Please address for us the applicability and potential impact on your Iran-related activities of the Iran Sanctions Act of 1996, as amended on September 30, 2006, by the Iran Freedom Support Act. Your response should address specifically the applicability of amended Section 5(b) of ISA to any participation in transactions resulting, directly or indirectly, in the payment of cash to the Iranian government.

4. We note the representation in your response to our prior comment 4 that you have been conducting a broad based review of matters including whether certain transactions complied with U.S. regulations regarding money laundering, terrorist financing and economic sanctions. You state that you intend to make disclosure regarding these matters in your 2006 20-F. Please provide us with the text of the proposed disclosure.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jack Guggenheim at (202) 551-3523 with questions on other comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant